350 East Las Olas Boulevard, Suite 1750 Ft.

Lauderdale, FL 33301-4268

Telephone: 954-991-5420

Facsimile: 844-670-6009

http://www.dickinsonwright.com

Clint J. Gage

CGage@dickinsonwright.com

954-991-5425

August 22, 2024

Ruairi Regan

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Property Bonds 2, Inc.
Post-Qualification Amendment on Form 1-A
Filed July 19, 2024
File No. 024-12206

Dear Mr. Regan:

We serve as counsel to Worthy Property Bonds 2, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated August 1, 2024, on behalf of the Company. Where applicable, revisions were made to the Company’s Offering Statement, which has been filed as on as Amendment 3 (“Amendment 3”) to the Offering Statement on Form 1-A (the “Offering Statement”). The Company responds as follows:

Amended Offering Statement on Form 1-A

General

1. We note references to various interest rates on your bonds such as 5.5% on pages 6 and 42. Please revise for consistency. Also, please note your obligations under Rule 252(a) of Regulation A, including Item 14, paragraph (b)(1) of Part II of Form 1-A. Further, please note that there is no ability to forward incorporate information from a Form 1-U to an offering statement on Form 1-A, and that the obligation to file a 1-U is a separate filing obligation than your filing obligations under Rule 252(f)(2)(ii) and Rule 253(g) of Regulation A. Please confirm you will ensure that any changes to the terms of your securities are appropriately reflected in your filings in compliance with Regulation A. In addition, please revise your risk factor disclosure to address the risks relating to the failure to file such amendments or supplements when required.

Response:

In Amendment 3 the Company has clarified in the Offering Statement the following:

●	The base interest rate of the Worthy Property 2 Bonds is 6% APY.

●	That interest rate of the Worthy Property 2 Bonds:

○	Was 5.5% APY at the initial qualification of the Company’s Form 1-A on June 21, 2023

Dickinson Wright PLLC
United States Securities and Exchange Commission
August 22, 2024
Page 2

○	Was increased to 6% APY effective August 15, 2023,

○	Was increased to 7% APY effective November 13, 2023, and

○	Is scheduled to reduce to 6% APY on January 1, 2026.

●	Depending on market circumstances, the Company may, from time to time, temporarily or permanently increase the interest rate of Worthy Property 2 Bonds, though the base interest rate will not be reduced below 6% APY.

●	All future changes to the interest rate of Worthy Property 2 Bonds will be employed through the filing of a post qualification amendment or supplement, as appropriate, to the Worthy Property 2 Bonds Form 1-A.

The Company hereby confirms that any changes to the terms of the Company’s securities will be appropriately reflected in the Company’s filings in compliance with Regulation A.

In Amendment 3 the Company has revised its risk factor disclosure to address the risks relating to the failure to file such amendments or supplements when required, as follows:

The Company may be subject to fines and penalties for failure to timely file reports, supplements and amendments with the SEC, including annual reports, semi-annual reports, current reports, post-qualification amendments and supplements.

The SEC requires Regulation A issuers to file certain reports, supplements and amendments after an offering has been qualified to sell to investors. Specifically, issuers are required to file annual and semi-annual reports and current reports reflecting certain changes and events that are material to investors. Further, post-qualification amendments must be filed for ongoing offerings at least every 12 months after the qualification date to include the financial statements that would be required by Form 1–A as of such date; and post-qualification amendments or supplements are required to be filed to reflect any facts or events arising after the qualification date of the offering statement (or the most recent post-qualification amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the offering statement. Any failure to timely file the foregoing could result in SEC fines, penalties, or other enforcement actions, including, in certain circumstances, to a rescission offering, which could potentially negatively impact the financial status of the company involved, and any investments therein.

The Company believes that it has filed all required annual, semi-annual and current reports and post-qualification supplements or amendments, subject to the following:

●	The Company increased the interest rate payable on WPB2 Bonds from 5.5% APY at qualification on June 21, 2023, to 6% APY effective August 15, 2023, to 7% APY effective November 13, 2023, until January 1, 2026, at which point it will be reduced to 6% APY, the base rate. The foregoing increases in interest rates were disclosed by WPB2 on Forms 1-U Current Reports. The SEC could, in the event of a review, determine that the foregoing increases in interest rates should have been filed via a post-qualification amendment or supplement to WPB2’s 1-A. WPB2 has filed a post-qualification amendment to Form 1-A that includes the foregoing information, but it has yet to be qualified as of August 22, 2024.

Dickinson Wright PLLC
United States Securities and Exchange Commission
August 22, 2024
Page 3

2. Please disclose the termination date for the offering. See Rule 251(d)(3)(i)(F).

Response:

In Amendment 3 the Company has revised its disclosure to provide that the termination date of the offering is June 21, 2026, the 3 year anniversary of the date of qualification.

Cover Page

3. It appears you are offering up to $75,000,000 of Worthy Property 2 Bonds; however, the aggregate sales within the 12 months before the start of and during the current offering of securities should not exceed $75,000,000. Please reduce your offering both in the offering circular and in Part I of Form 1-A to reflect sales within the past 12 months. Also, clarify the balance of securities remaining unissued in your referral and rewards programs.

Response:

In Amendment 3 the Company has clarified on the Cover Page and the section “Description of the Worthy Property 2 Bonds - Worthy Property 2 Bonds” that (i) the total amount of Worthy Property 2 Bonds that may be issued in the Offering is $75,000,000, of which $[●] of Worthy Property 2 Bonds have already been sold by the Company as of the date of Amendment 3; (ii) the balance of securities remaining unissued in the Company’s Referral Program is 12,264 Worthy Property 2 Bonds; and (iii) the balance of securities remaining unissued in the Company’s Rewards Program is 24,815 Worthy Property 2 Bonds.

Corporate Information, Page 10

4. Please provide prominent disclosure regarding the suspension of redemptions by each of Worthy Peer Capital, Inc. and Worthy Peer Capital II, Inc. including the duration of such suspensions.

Response:

In Amendment 3 the Company added to the section “Corporate Information” the following prominent disclosure regarding the suspension of redemptions by each of Worthy Peer Capital, Inc. and Worthy Peer Capital II, Inc. including the duration of such suspensions:

●	On August 22, 2022, Worthy Peer Capital, Inc., our sister company and wholly owned subsidiary of our parent company WFI, advised all bondholders that due to a number of domestic and global economic factors, some of its loans to smaller sub-prime businesses, including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment, purchase order financing and real estate, have defaulted in their payment obligations. The foregoing defaults in smaller sub-prime business loans has caused current illiquidity of the company’s overall loan portfolio. As a result, Worthy Peer Capital, Inc. temporarily delayed the redemption of outstanding bonds while continuing to accrue the 5% APY interest until March 31, 2023, and 5.5% APY effective April 1, 2023. $7,734,882 of Worthy Peer Capital Bonds are presently subject to the suspension of redemptions. Prior to the suspension in redemptions Worthy Peer Capital, Inc. had redeemed $41,114,337 of Worthy Peer Capital Bonds. As of March 31, 2024 Worthy Peer Capital, Inc. has redeemed $42,159,461 of Worthy Peer Capital Bonds. Since March 31, 2024, Worthy Peer Capital, Inc. has redeemed $0 of Bond principal and interest. Worthy Peer Capital, Inc. continues to pursue outstanding loan collections and will redeem outstanding bonds with accrued interest as loan collections and other asset liquidation permits and will do so automatically in the order of bond maturity and redemption requests. To the extent that Worthy Peer Capital, Inc.’s asset liquidity does not provide sufficient funds for full bond redemption, it is the intention of WFI, the parent company of Worthy Peer Capital, Inc., to provide capital contributions to the company from the proceeds of the pending SPA transaction, or from other sources of capital.

●	On July 26, 2023, Worthy Peer Capital II, Inc., our sister company and wholly owned subsidiary of our parent company WFI, advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment, purchase order financing and real estate, have defaulted in their payment obligations. The foregoing defaults in small business loans has caused current illiquidity of Worthy Peer Capital II, Inc.’s overall loan portfolio. As a result, Worthy Peer Capital II, Inc. paused the redemption of outstanding bonds while continuing to accrue 5.5% APY interest. $5,188,353 of Worthy Peer Capital II Bonds at March 31, 2024, were subject to the pause of redemptions. Prior to the pause in redemptions Worthy Peer Capital II, Inc. had redeemed $43,984,983 of Worthy Peer Capital II Bonds. As of March 31, 2024, Worthy Peer Capital II has redeemed $45,037,891 of Worthy Peer Capital II Bonds. Since March 31, 2024, Worthy Peer Capital II, Inc. has redeemed $0 of Bond principal and interest. Worthy Peer Capital II, Inc. continues to pursue outstanding loan collections and will redeem outstanding bonds with accrued interest as loan collections and other asset liquidation permits and will do so automatically in the order of bond maturity and redemption requests. To the extent that Worthy Peer Capital II, Inc.’s asset liquidity does not provide sufficient funds for full bond redemption, it is the intention of WFI, the parent company of Worthy Peer Capital II, Inc., to provide capital contributions to Worthy Peer Capital II, Inc. from the proceeds of the pending SPA transaction or from other sources of capital.

Dickinson Wright PLLC
United States Securities and Exchange Commission
August 22, 2024
Page 4

Worthy App, Page 41

5. We note your disclosure that if an investor engages in the round-up feature, they connect their debit card or credit card to the App. Every time the user shops or completes any checking account transaction, the App automatically rounds up their purchase to the next dollar, tracks the spare change and then permits the user to use it to invest in the Worthy Property 2 Bonds. The user’s bank accounts are monitored and the money is transferred via ACH once the round up amounts reach $10.00. Please clarify the terms under which an investor will acquire bonds under this round up program including to whom the money is transferred when it reaches $10 and if, for example, the purchase of a Worthy bond would occur automatically or would require further action by you and the investor. Please advise how you will ensure you are eligible to offer and sell securities pursuant to Regulation A at the time of any offers and sales made pursuant to your round up program. Please ensure that your analysis and disclosure reflects that participants in your round up program will have the opportunity - before any subsequent purchase of your securities made with funds from the round up program - to, among other things: affirmatively confirm their decision to participate in each subsequent purchase; reconfirm the terms and conditions of the applicable investor agreement (including compliance with the investment limitations and qualifications for purchaser status set forth in Rule 251(d)(2)(i)(C)); and receive your latest offering circular. Please revise to include all material terms about the round up program in your offering circular.

Response:

In Amendment 3 the Company has revised the Section “Worthy App”, and elsewhere in the Offering Statement where applicable, to include the following additional disclosure regarding the Company’s round up program:

●	The following steps are involved when an Investor in Worthy Property 2 Bonds participates in the Company’s round up program:

○	When the investor first makes the decision to enroll in the program, the investor is required to review the Company’s SEC filings (including the Offering Circular) investor and bond agreements and consent to the purchases.

○	When the investor’s spare change round ups subject to the program reach the $10 Worthy Property 2 Bond purchase threshold, an email is sent to the investor reminding the investor that the purchase will take place in 48 hours, asking the investor to again review the Company’s SEC filings (including the Offering Circular) investor and bond agreements (links provided), and reminding the investor that the investor can turn off the purchase - along with any additional purchases - by simply toggling the round-up selection to “off”.

○	In the event the investor decides not to take any action and allow the purchase to proceed, the investor then receives a confirmation email about the transaction and can at that time choose to cancel the transaction.

●	All payments under the program go directly to Dwolla, the Company’s payment processor and then, after clearing, into the Company’s Worthy Property 2 Bond bank account.

To the extent the Company, at any time, determines that it is not eligible to offer and sell securities pursuant to Regulation A, it immediately ceases sales of Worthy Property 2 Bonds under the Offering Statement, including those under the Company’s round up program.

Dickinson Wright PLLC
United States Securities and Exchange Commission
August 22, 2024
Page 5

Worthy Property Bonds 2 Referral Program, Page 55

6. We note your disclosure on page 55 that referees must purchase at least one bond to qualify to receive the Referral Bonds. Please reconcile this with the disclosure on page 56 that the Referree would not be required to fund his or her account on the Worthy Fintech Platform in order for the Referrer and the Referree to each receive a Referral Reward. We also note your disclosure that you are offering up to $125,000 of your Worthy Property 2 Bonds as rewards under your Worthy Property Bond 2 Referral Program. Please clarify whether investors will be entitled to an investor referral bond once you have issued all $125,000 of the referral bonds.

Response:

In Amendment 3 the Company has revised the section “Worthy Property Bonds 2 Referral Program” and elsewhere in the Offering Statement, where applicable, to clarify the following:

●	Referees under the Referral Program need only open an account with the Company on the Worthy Fintech Platform, and comply with other applicable Referral Program rules, in order to be eligible to receive a Referral Bond. Referees are not required to purchase a Worthy Property 2 Bond in order to be eligible to received a Referral Bond.

●	Once the Company has issued $125,000 of Referral Bonds, the Worthy Property Bonds 2 Referral Program will be closed. As of August 22, the Company has $122,640 of Referral Bonds available under the program.

7. We note that you encourage existing investors to recruit new investors to become bondholders. We note that if an existing investor successfully recruits a new investor, the member earns additional Worthy Property 2 Bonds. Please tell us why existing investors who recruit persons to become investors are not acting as unregistered broker-dealers.

Response:

Please see the Company’s response to Comment 6 above. In that Referees are not required to buy a Worthy Property 2 Bond in order to receive a Referral Bond, and that Referrers are not encouraged by the Company to solicit Referees to buy a Worthy Property 2 Bond, the Referrers are not acting as unregistered broker-dealers.

Worthy Property Bonds 2 Rewards Program, Page 57

8. We note your reward program offers of securities will initially be presented to individuals from time to time via email, through your app and/or social media channels and/or through your marketing partners when investors take actions to help support the company, and that the offer presented to an individual will specify the eligibility criteria. Please provide more details regarding this program and explain how offering securities from time to time is consistent with Securities Act Rule 251(d)(3)(i)(F).

Response:

In Amendment 3 the Company has revised the Section “Worthy Property Bonds 2 Rewards Program”, and elsewhere in the Offering Statement where applicable, to clarify that the Company’s Worthy App has a link to the Company’s Bond Reward Program, which at all times provides one or more opportunities for Company bondholders to earn a Reward Bond until such time as all Reward Bond’s under the Bond Reward Program have been issued. As such, the securities issued under the Bond Reward Program are offered on a continuous basis consistent with Securities Act Rule 251(d)(3)(i)(F).

Very truly yours,

/s/ Clint J. Gage
Clint J. Gage

CJG:sm

Enclosures